EXHIBIT 11.1
STATEMENT RE: COMPUTATION OF PER SHARE EARNINGS

For the Year Ended December 31, 2004

1. Net income	$239,266,000
2. Total weighted average common shares outstanding-basic	179,856,896
3. Basic earnings per share	$1.33
4. Total weighted average common shares outstanding-diluted	184,965,868
5. Diluted earnings per share	$1.29